Exhibit 99.1

Kandi Technologies Group, Inc. Completes Redomicile Merger

Jinhua, China, April 16, 2024 (GLOBE NEWSWIRE) -- Kandi Technologies Group, Inc. (NASDAQ GS: KNDI) (“Kandi” or the “Company”), a leading distributor of all-electric personal transportation and utility vehicles, today announced that the reincorporation merger to redomicile the Company as a British Virgin Islands company (the “Merger”) has been completed on April 16, 2024.

Pursuant to the Merger, each outstanding share of the common stock of the Company is converted into the right to receive one ordinary share of Kandi Technologies Group, Inc., a British Virgin Islands company (“Kandi BVI”). The ordinary shares of Kandi BVI are expected to trade on the NASDAQ Global Select Market under the trading symbol “KNDI”, the same symbol under which the common stock of the Company is listed from 9:30 am E.T., April 17, 2024.

About Kandi Technologies Group, Inc.

Kandi Technologies Group, Inc. (KNDI), headquartered in Jinhua New Energy Vehicle Town, Zhejiang Province, is engaged in the research, development, manufacturing, and sales of various vehicular products. Kandi conducts its primary business operations through its wholly-owned subsidiary, Zhejiang Kandi Technologies Group Co., Ltd. (“Zhejiang Kandi Technologies”), formerly, Zhejiang Kandi Vehicles Co., Ltd. and its subsidiaries including Zhejiang Kandi Smart Battery Swap Technology Co., Ltd, and SC Autosports, LLC (d/b/a Kandi America), the wholly-owned subsidiary of Kandi in the United States, and its wholly-owned subsidiary, Kandi America Investment, LLC. Zhejiang Kandi Technologies has established itself as one of China’s leading manufacturers of pure electric vehicle parts and off-road vehicles.

Safe Harbor Statement

This press release contains certain statements that may include “forward-looking statements.” All statements other than statements of historical fact included herein are “forward-looking statements.” These forward-looking statements are often identified by the use of forward-looking terminology such as “believes,” “expects” or similar expressions, involving known and unknown risks and uncertainties. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including the risk factors discussed in the Company’s periodic reports that are filed with the Securities and Exchange Commission and available on the SEC’s website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these risk factors. Other than as required under the applicable securities laws, the Company does not assume a duty to update these forward-looking statements.

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Contacts:

Kandi Technologies Group, Inc.
Ms. Kewa Luo
+1 (212) 551-3610
IR@kandigroup.com

The Blueshirt Group

Mr. Gary Dvorchak, CFA
gary@blueshirtgroup.com